UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

              HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.P.
                       (Name of Subject Company (Issuer))

              HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                           8540 Colonnade Center Drive
                                    Suite 401
                                Raleigh, NC 27615
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                December 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   --------------------------------------------------------------------------
   Transaction Valuation: $ 6,000,000  (a)    Amount of Filing Fee: $184.20 (b)
   --------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.


(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $184.20
                                  ----------------------------
         Form or Registration No.:  SC TO-I
                                    --------------------------
         Filing Party:  Hatteras Multi-Strategy TEI Institutional Fund, L.P.
                        --------------------------------------
         Date Filed:  December 27, 2007
                      ----------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 27, 2007 by Hatteras Multi-Strategy TEI Institutional Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $6,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 27, 2007.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on January 25, 2008.

2. No Interests were tendered prior to the expiration of the Offer, and therefore, no Interests were accepted for repurchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                HATTERAS MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.P.

                By:      /s/ David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: President and Chairman of the Board of Directors


                HATTERAS INVESTMENT MANAGEMENT LLC,
                         as General Partner

                By:      /s/ David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: Managing Member


May 23, 2008